Exhibit 99.2

DoubleDown Interactive Co., Ltd.
Condensed Consolidated Interim Financial Statements (Unaudited)
As of and for the three and nine months ended September 30, 2026 and 2025

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statements of Financial Position
(in thousands of U.S. dollars)

		September 30,	December 31,
	Notes	2026	2025
		(unaudited)
Assets
Cash and cash equivalents	3	$483,448	$388,891
Short-term investments	3	98,633	101,142
Accounts receivable, net	3	40,274	32,017
Prepaid expenses and other assets		5,686	5,523
Total current assets		$628,041	$527,573
Property and equipment, net		932	1,084
Right-of-use assets, net	5,14	4,565	4,273
Intangible assets, net	4	72,090	79,866
Goodwill	4	425,030	426,659
Deferred tax asset		—	180
Other non-current assets	3,7	968	906
Total non-current assets		$503,585	$512,968
Total assets		$1,131,626	$1,040,541
Liabilities and equity
Accounts payable and accrued expenses	3,14	$22,629	$24,564
Current lease liabilities	3,5,14	2,168	1,444
Income taxes payable		216	3,674
Contract liabilities		1,497	1,861
Current portion of borrowings with related party	3,6,14	—	34,846
Other current liabilities		1,237	1,760
Total current liabilities		$27,747	$68,149
Long-term borrowings with related party	3,6,14	36,808	—
Non-current lease liabilities	3,5,14	2,953	3,309
Deferred tax liabilities		25,041	17,360
Other non-current liabilities		1,533	1,338
Total non-current liabilities		$66,335	$22,007
Total liabilities		$94,082	$90,156
Equity
Share capital	9	21,198	21,198
Share premium	9	359,280	359,280
Accumulated comprehensive loss		(4,379)	(4,904)
Retained earnings		661,232	574,623
Equity attributable to DoubleDown Interactive Co., Ltd.		$1,037,331	$950,197
Equity attributable to non-controlling interests		213	188
Total equity		$1,037,544	$950,385
Total liabilities and equity		$1,131,626	$1,040,541

See accompanying notes to the condensed consolidated interim financial statements.

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statements of Comprehensive Income
(Unaudited, in thousands of U.S. dollars, except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2026	2025	2026	2025
Revenue	10,15	$94,271	$95,847	$282,681	$264,152
Operating expenses:
Cost of revenue	11,14	(22,170)	(27,888)	(69,646)	(75,700)
Sales and marketing	11	(15,063)	(15,736)	(46,327)	(42,961)
Research and development	11	(3,051)	(4,192)	(10,591)	(9,879)
General and administrative	11	(16,481)	(13,025)	(46,594)	(38,652)
Other income		(3)	28	76	213
Other expense		(6)	(47)	(192)	(141)
Total operating expenses		$(56,774)	$(60,860)	$(173,274)	$(167,120)
Operating profit		$37,497	$34,987	$109,407	$97,032
Finance income		1,771	4,526	18,021	12,872
Finance cost		(9,976)	1,610	(11,325)	(5,383)
Profit before income tax		$29,292	$41,123	$116,103	$104,521
Income tax expense	8	(10,931)	(8,362)	(29,469)	(25,974)
Profit for the interim period		$18,361	$32,761	$86,634	$78,547
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Pension adjustments, net of tax		4	39	266	139
Items that may be reclassified subsequently to profit or loss:
Gain (loss) on foreign currency translation, net of tax		7,765	(1,920)	259	5,207
Total comprehensive income for the interim period		$26,130	$30,880	$87,159	$83,893
Profit attributable to:
DoubleDown Interactive Co., Ltd.		18,355	32,721	86,609	78,409
Non-controlling interests		6	40	25	138
Total comprehensive income attributable to:
DoubleDown Interactive Co., Ltd.		26,124	30,840	87,134	83,755
Non-controlling interests		6	40	25	138

Earnings per share:	12
Basic		$7.41	$13.21	$34.96	$31.65
Diluted		$7.41	$13.21	$34.96	$31.65
Weighted average shares outstanding:
Basic		2,477,672	2,477,672	2,477,672	2,477,672
Diluted		2,477,672	2,477,672	2,477,672	2,477,672

See accompanying notes to the condensed consolidated interim financial statements.

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statements of Changes in Equity
(in thousands of U.S. dollars)

		Attributable to DoubleDown Interactive Co., Ltd
	Notes	Share capital	Share premium	Accumulated other comprehensive income (loss)	Retained earnings	Sub-total	Non - controlling interests	Total equity
As of January 1, 2025	9	$21,198	$359,280	$(10,688)	$472,125	$841,915	$118	$842,033
Comprehensive income (loss) for the interim period
Profit for the interim period		—	—	—	78,409	78,409	138	78,547
Other comprehensive income (loss)		—	—	5,346	—	5,346	—	5,346
Sub-total of comprehensive income (loss) for the interim period		$—	$—	$5,346	$78,409	$83,755	$138	$83,893
Transaction with owners, recognized directly in equity
As of September 30, 2025 (unaudited)	9	$21,198	$359,280	$(5,342)	$550,534	$925,670	$256	$925,926
Transaction with owners, recognized directly in equity
As of January 1, 2026	9	$21,198	$359,280	$(4,904)	$574,623	$950,197	$188	$950,385
Comprehensive income (loss) for the interim period
Profit for the interim period		—	—	—	86,609	86,609	25	86,634
Other comprehensive income (loss)		—	—	525	—	525	—	525
Sub-total of comprehensive income (loss) for the interim period		$—	$—	$525	$86,609	$87,134	$25	$87,159
As of September 30, 2026 (unaudited)	9	$21,198	$359,280	$(4,379)	$661,232	$1,037,331	$213	$1,037,544

See accompanying notes to the condensed consolidated interim financial statements.

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statements of Cash Flows
(Unaudited, in thousands of U.S. dollars)

		Nine months ended September 30,
	Notes	2026	2025
Cash flows from operating activities
Profit for the interim period		$86,634	$78,547
Adjustments to reconcile profit to net cash from operating activities:
Depreciation and amortization	4,5,11,15	8,166	4,801
Unrealized gain on foreign currency	3	(582)	(366)
Unrealized loss on foreign currency	3	3,995	445
Gain on foreign currency transaction	3	(3,146)	(279)
Loss on foreign currency transaction	3	5,352	1,527
Gain on disposal of financial assets and liabilities	3	(661)	(18)
Loss on valuation of financial assets and liabilities	3	61	881
Interest income	3	(13,419)	(12,126)
Interest expense	3	1,434	1,423
Miscellaneous income		(3)	—
Miscellaneous expense		92	—
Provision for severance benefits	7	277	349
Other long-term employee benefits		116	913
Income tax expense		29,469	25,974
Working capital adjustments:
Accounts receivable, net		(8,372)	1,103
Prepaid expenses, and other assets		336	559
Other non-current assets		101	92
Accounts payable and accrued expenses		104	2,893
Contract liabilities		(364)	(442)
Other current and non-current liabilities		(654)	(3,212)
Cash generated from operations		$108,936	$103,064
Interest received		14,069	13,779
Interest paid		(3,377)	(198)
Income taxes paid		(24,977)	(22,508)
Net cash inflow from operating activities		$94,651	$94,137
Cash flows from investing activities
Purchase of property and equipment		(186)	(174)
Disposal of property and equipment		5	4
Purchase of intangible assets		(5)	—
Disposal of financial assets at fair value through profit or loss		705	—
Acquisition of WHOW Games		—	(61,570)
Purchase of financial assets at fair value through profit or loss		—	(9,815)
Purchase of short-term investments		(265,742)	(186,148)
Disposal of short-term investment		267,732	178,009
Net cash inflow (outflow) from investing activities		$2,509	$(79,694)
Cash flows from financing activities
Repayment of lease liabilities		(1,449)	(848)
Net cash outflow from financing activities		$(1,449)	$(848)
Net increase in cash and cash equivalents		$95,711	$13,595
Effect of exchange rate changes on cash and cash equivalents		$(1,154)	$(107)
Cash and cash equivalents at beginning of the interim period		$388,891	$334,850
Cash and cash equivalents at end of the interim period		$483,448	$348,338
See accompanying notes to the condensed consolidated interim financial statements.

DoubleDown Interactive Co., Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
1.    General information
Background and nature of operations
DoubleDown Interactive Co., Ltd. (“DDI,” “we,” “us,” “Parent Company,” “our” or “the Company,” formerly known as The8Games Co., Ltd.) was incorporated in 2008 in Seoul, Korea as an interactive entertainment studio, focused on the development and publishing of casual games and mobile applications. DDI is a subsidiary of DoubleU Games Co., Ltd. (“DUG” or “DoubleU Games”), a Korean company and our controlling shareholder holding 67.1% of our outstanding shares. In 2017, DDI acquired DoubleDown Interactive LLC (“DDI-US”) from International Gaming Technologies (“IGT”) for approximately $825 million. DDI-US is our primary revenue-generating company. In October 2023, the Company acquired an iGaming operator, SuprNation AB (together with its subsidiaries, “SuprNation”), which is now a direct, wholly-owned subsidiary of DDI-US. The acquisition diversifies the digital games categories that the Company addresses with the addition of four real-money iGaming sites in Europe. In July 2025, the Company acquired WHOW Games GmbH, a social casino developer headquartered in Hamburg, Germany (“WHOW Games”), which is now a direct, wholly-owned subsidiary of DDI-US. In September 2025, DDI-US completed the conversion from a Washington limited liability company to a Nevada limited liability company.
We develop and publish digital gaming contents on various mobile and web platforms through our multi-format interactive all-in-one game experience concept. We host DoubleDown Casino, DoubleDown Classic, and DoubleDown Fort Knox within various formats, SuprNation’s four brands, Duelz, VoodooDreams, NYSpins and Los Vegas on web platforms, and WHOW Games’ proprietary brands, mainly MyJackpot and Lounge777, and licensed brand, mainly Merkur24, on both web and mobile platforms.
On September 2, 2021, we completed our initial public offering (“IPO”) of American Depositary Shares (“ADSs”), each representing 0.05 share of a common share, with par value of ₩10,000 per share, of the Company. Our ADSs trade on the NASDAQ Stock Market (“NASDAQ”) under the symbol “DDI.”
2.    Basis of preparation and material accounting policies
Basis of preparation
The accompanying condensed consolidated interim financial statements are presented in conformity with IAS 34, Interim Financial Reporting, as issued by International Accounting Standard Board (“IASB”), and include the accounts of DDI and its controlled subsidiaries. All intercompany transactions, balances, and unrealized gains or losses have been eliminated. Our unaudited condensed consolidated interim financial statements include all adjustments of a normal, recurring nature necessary for the fair statement of the results for the interim periods presented. The results for the interim period presented are not necessarily indicative of those for the full year. The condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2025.
Use of estimates
The preparation of financial statements in conformity with IFRS requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures. We base our estimates and assumptions on current facts, historical experience, and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and the actual results, future operating results may be affected.

The significant accounting estimates and assumptions used in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the preparation of the annual consolidated financial statements for the year ended December 31, 2025, except for the estimation method used in determining income tax expense.
The income tax expense for the interim period is calculated by applying the estimated average annual effective tax rate to the profit before tax for the period.
Accounting policies
The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the preparation of the consolidated financial statements as of and for the year ended December 31, 2025, except for the adoption of new standards or interpretations effective from January 1, 2026.
New standards and interpretations adopted during the interim period
Amendments to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments - Classification and Measurement of Financial Instruments
The amendments to IFRS 7 and IFRS 9 clarify the classification and measurement of financial assets, including the assessment of the solely payments of principal and interest criterion for financial assets with ESG-linked features. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. The Company has applied the amendments retrospectively to the earliest comparative period presented. The adoption of these amendments does not have a material impact on the Company’s condensed consolidated interim financial statements.
3.    Financial instruments
3.1.    Financial assets
Financial assets by category as of September 30, 2026 and December 31, 2025 are as follows (in thousands):

	September 30, 2026
	Financial assets at fair value through profit or loss	Financial assets measured at amortized cost
Current assets
Cash and cash equivalents	$—	$483,448
Short-term investments	—	98,633
Accounts receivable, net	—	40,274
Accrued income	—	33
Total	$—	$622,388
Non-current assets
Financial assets at fair value through profit or loss	397	—
Total	$397	$—

	December 31, 2025
	Financial assets at fair value through profit or loss	Financial assets measured at amortized cost
Current assets
Cash and cash equivalents	$—	$388,891
Short-term investments	—	101,142
Accounts receivable, net	—	32,017
Accrued income	—	948
Financial assets at fair value through profit or loss	45	—
Total	45	522,998
Non-current assets
Financial assets at fair value through profit or loss	437	—
Total	$437	$—
3.2.    Financial liabilities
Financial liabilities by category as of September 30, 2026 and December 31, 2025 are as follows (in thousands):

	September 30, 2026
	Financial liabilities at fair value through profit or loss	Financial liabilities measured at amortized cost
Current liabilities
Accounts payable	$—	$4,430
Accrued expenses (1)	—	14,905
Current lease liabilities	—	2,168
Total	$—	$21,503
Non-current liabilities
Non-current lease liabilities	—	2,953
Long-term borrowings with related party	—	36,808
Total	$—	$39,761

(1)Exclude payroll liabilities that should be paid to employees such as annual leave allowance.

	December 31, 2025
	Financial liabilities at fair value through profit or loss	Financial liabilities measured at amortized cost
Current liabilities
Accounts payable	$—	$8,716
Accrued expenses (1)	—	12,947
Current lease liabilities	—	1,444
Current portion of borrowings with related party	—	34,846
Total	$—	$57,953
Non-current liabilities
Non-current lease liabilities	—	3,309
Total	$—	$3,309
(1)Exclude payroll liabilities that should be paid to employees such as annual leave allowance.
3.3.    Fair value hierarchy
Fair value hierarchy classifications of the financial assets that are measured at fair value disclosed in fair value as of September 30, 2026 and December 31, 2025 are as follows (in thousands):

	September 30, 2026
	Level 1	Level 2	Level 3	Total
Financial assets and liabilities at fair value through profit or loss
Financial assets	$—	$—	$397	$397

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets and liabilities at fair value through profit or loss
Financial assets	$—	$45	$437	$482
3.4.    Valuation techniques and the inputs
The valuation techniques and inputs used for fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of September 30, 2026 and December 31, 2025 are as follows (in thousands):

	September 30, 2026	December 31, 2025	Level	Valuation techniques
Capital contribution to cooperatives	$397	$437	3	Market-based fair value approach
Derivative instruments (Money Market Trust)	$—	$45	2	Discounted Cash Flow Method

3.5.    Net gains or losses by category of financial instruments
Net gains or losses by category of financial instruments for the three and nine months ended September 30, 2026 and 2025 are as follows (in thousands):

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2026	2025	2026	2025
Financial assets at fair value through profit or loss
Gain on valuation of financial assets	$—	$18	$—	$18
Unrealized gain on foreign currency	—	110	—	110
Loss on valuation of financial assets	(7)	15	(61)	(6)
Gains (losses) on disposal of financial assets	9	—	661	—
Sub-total	$2	$143	$600	$122
Financial assets at amortized cost
Interest income	4,753	4,212	13,419	12,126
Gain on foreign currency transactions	307	83	3,337	361
Unrealized gain on foreign currency	(3,325)	126	574	256
Loss on foreign currency transactions	(5,454)	(721)	(5,771)	(2,161)
Unrealized loss on foreign currency	(3,967)	1,276	(3,995)	(445)
Sub-total	$(7,686)	$4,976	$7,564	$10,137
Total	$(7,684)	$5,119	$8,164	$10,259
Financial liabilities at fair value through profit or loss
Loss on valuation of financial liabilities	$—	$1,987	$—	$(875)
Loss on disposal of financial liabilities	$—	$(426)	$—	$(426)
Sub-total	$—	$1,561	$—	$(1,301)
Financial liabilities at amortized cost
Interest expense	(489)	(510)	(1,434)	(1,423)
Gain on foreign currency transactions	20	(24)	23	—
Unrealized gain on foreign currency	8	—	8	—
Loss on foreign currency transactions	(62)	(9)	(65)	(46)
Unrealized loss on foreign currency	$2	$—	$—	$—
Sub-total	$(521)	$(543)	$(1,468)	$(1,469)
Total	$(521)	$1,018	$(1,468)	$(2,770)

4.    Intangible assets and goodwill
Changes in the net book value of intangible assets for the nine months ended September 30, 2026 and 2025 are as follows (in thousands):

	September 30, 2026
	Goodwill	Trademarks	Customer relationships	Purchased technology	Software	Gaming License	Total
Balance at January 1, 2026	$426,659	$35,455	$4,529	$6,081	$3,485	$30,316	$506,525
Acquisition	—	4	—	—	—	—	$4
Amortization	—	(90)	(1,829)	(575)	(807)	(3,037)	$(6,338)
Translation differences	(1,629)	(14)	(119)	(202)	(104)	(1,003)	$(3,071)
Ending balance	$425,030	$35,355	$2,581	$5,304	$2,574	$26,276	$497,120

	September 30, 2025
	Goodwill	Trademarks	Customer relationships	Purchased technology	Software	Gaming License	Total
Balance at January 1, 2025	$395,804	$35,009	$6,197	$6,072	$28	$360	$443,470
Acquisition	—	—	—	—	65	—	65
Amortization	—	(28)	(1,762)	(554)	(192)	(1,091)	(3,627)
Acquired from business combination	36,126	500	—	—	2,404	34,083	73,113
Translation differences	2,018	3	695	738	(56)	212	3,610
Ending balance	$433,948	$35,484	$5,130	$6,256	$2,249	$33,564	$516,631
5.    Lease
5.1. Our leases primarily consist of real estate leases for office space and do not have any non-lease components. The leases typically run for a period of 2 ~10 years, with an option to renew or terminate the lease after that date. No restrictions or covenants are imposed on leases, but the lease assets shall not be provided as collateral for borrowings.
5.2.    Changes in right-of-use assets and lease liabilities:
Changes in right-of-use assets and lease liabilities for the nine months ended September 30, 2026 and 2025 are as follows (in thousands):

	Right-of-use assets	Lease liabilities
	Office
Balance at January 1, 2026	$4,273	$4,753
Acquisitions	1,597	1,660
Depreciation	(1,497)	—
Reassessment	51	51
Interest expense relating to lease liabilities	—	233
Payments of lease liabilities	—	(1,683)
Translation differences	141	107
Balance at September 30, 2026	$4,565	$5,121

	Right-of-use assets	Lease liabilities
	Office
Balance at January 1, 2025	$4,308	$4,673
Depreciation	(940)	—
Interest expense relating to lease liabilities	—	197
Payments of lease liabilities	—	(1,046)
Business combination	1,163	1,232
Translation differences	151	167
Balance at September 30, 2025	$4,682	$5,223
6.     Short-term and long-term borrowings
The following table represents borrowings from DoubleU Games (in thousands):

	Interest rate	Maturity	September 30, 2026	December 31, 2025
Current portion of borrowings with related party (1)	4.60%	May 27, 2026	$—	$34,846
Long-term borrowings with related party	4.60%	May 27, 2028	$36,808	$—

(1) DoubleU Games extended three loans to us on May 25, 2018, August 27, 2018, and November 26, 2018 (collectively, the “4.6% Senior Notes”), and the aggregate outstanding principal amount as of December 31, 2025 was $34.8 million. The 4.6% Senior Notes were scheduled to mature in May 2026. In May 2026, following the payment of $3.1 million in accrued interest in accordance with the terms of the Senior Notes, the maturity of each 4.6% Senior Note was extended by two years to May 27, 2028, with respect to the remaining outstanding principal amount under the 4.6% Senior Notes.
7.    Retirement benefit plan
7.1 Defined benefit pension plan
We operate a defined benefit pension plan under employment regulations in Korea. The plan services the employees located in Seoul and is a final wage-based pension plan, which provides a specified amount of pension benefit based on length of service. The service cost components of the net periodic benefit costs are charged to current operations based on the employee’s functional area.
7.2 Details of defined benefit liabilities
The following table presents net defined benefit liabilities (defined benefit assets) (in thousands):

	September 30, 2026	December 31, 2025
Present value of defined benefit obligations	$2,173	$2,189
Fair value of plan assets	(2,532)	(2,440)
Net defined benefit liabilities (assets)	$(359)	$(251)
8.    Income taxes
The income tax expense for the interim period has been recognized based on management’s best estimate of the weighted average annual effective tax rate expected for the full fiscal year ending December 31, 2026. Separately, management estimates that the weighted average annual effective tax rate for the nine months ended September 30, 2026 is 25.4%, compared to 24.9% for the nine months ended September 30, 2025.

9.    Shareholders’ equity
We have 200,000,000 total authorized shares with 2,477,672 common shares issued and outstanding at September 30, 2026 and 2025, and the par value per share is KRW10,000.
9.1. Changes in share capital
The following table represents common shares, share capital and premium (in thousands, except shares):

	Common shares	Share capital	Share premium	Total
Balance at January 1, 2025	2,477,672	$21,198	$359,280	$380,478
Balance at September 30, 2025	2,477,672	$21,198	$359,280	$380,478
Balance at January 1, 2026	2,477,672	$21,198	$359,280	$380,478
Balance at September 30, 2026	2,477,672	$21,198	$359,280	$380,478
10.    Revenue from contract with customers
10.1 Disaggregation of revenue
The Company distinguishes between revenue recognized over time and revenue recognized at a point in time.
The table below presents revenue by service contract type, geographic market, and the timing of performance obligation satisfaction (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Type of service (1)
Social casino game	$76,835	$79,618	$231,079	$219,237
Geographic market (1)
U.S.	57,024	60,996	172,954	182,507
International	19,811	18,622	58,125	36,730
Total	$76,835	$79,618	$231,079	$219,237
Timing of revenue recognition (1)
Over time	$76,712	$78,670	$230,666	$218,140
At a point in time	123	948	413	1,097
Total (1)	$76,835	$79,618	$231,079	$219,237
(1)iGaming revenues are excluded and amounted to $17,436 thousand for the three months ended September 30, 2026, $51,602 thousand for the nine months ended September 30, 2026, $16,229 thousand for the three months ended September 30, 2025, and $44,915 thousand for the nine months ended September 30, 2025.
The following table disaggregates revenue between Third-Party Platforms and Direct-to-Consumers (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Third-Party Platforms	$32,238	$63,020	$111,993	$182,983
Direct-to-Consumers (1)	44,597	16,598	119,086	36,254
Total (2)	$76,835	$79,618	$231,079	$219,237
(1)Direct-to-Consumer (“DTC”) revenue represents revenue from purchases made through Company-owned channels, including web storefront transactions and other direct payment flows.
(2)iGaming revenues are excluded and amounted to $17,436 thousand for the three months ended September 30, 2026, $51,602 thousand for the nine months ended September 30, 2026, $16,229 thousand for the three months ended September 30, 2025, and $44,915 thousand for the nine months ended September 30, 2025.

10.2 Contract assets, contract liabilities with customers
The following table summarizes our opening and closing balances in contract assets and contract liabilities (in thousands):

	September 30, 2026	December 31, 2025
Contract assets (1)	$398	$518
Contract liabilities (2)	1,497	1,861
(1)Contract assets are included within prepaid expenses and other assets in our consolidated interim financial position.
(2)The amount of revenue recognized during the current period from the contract liabilities balance at the beginning of the reporting period is $1,861 thousand for the nine months ended September 30, 2026 and $1,754 thousand for the nine months ended September 30, 2025.
11.    Classification of operating expenses by nature
Details of classification of expenses by nature for the three and nine months ended September 30, 2026 and 2025 are as follows (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Personnel expenses	$6,041	$6,692	$18,262	$19,654
Depreciation and amortization	2,183	2,148	6,669	3,862
Depreciation of right-of-use assets	524	364	1,497	940
Taxes and dues	7,819	4,808	19,525	13,090
Fees and commissions	25,807	31,573	81,963	86,828
Advertising expenses	12,369	13,319	39,218	37,301
Other expenses	2,022	1,937	6,024	5,517
Total (1)	$56,765	$60,841	$173,158	$167,192
(1)Represents the sum of cost of revenue, sales and marketing, research and development, and general and administrative expenses as included in the consolidated interim statement of comprehensive income.
12.    Earnings per share
12.1.    Basic earnings per share is computed by dividing earnings by the weighted-average number of common shares outstanding for the period, without consideration for potentially dilutive securities. The following table presents the calculation of basic earnings per share (in thousands, except share and per share amounts):

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Numerator:
Profit attributable to DoubleDown Interactive Co., Ltd.	$18,355	$32,721	$86,609	$78,409
Weighted average shares outstanding - basic	2,477,672	2,477,672	2,477,672	2,477,672
Basic earnings per share	$7.41	$13.21	$34.96	$31.65
12.2.    Diluted earnings per share is computed by dividing profit applicable to owners of the Company by the weighted-average number of common shares and dilutive common share equivalents outstanding for the period. The Company does not have dilutive potential ordinary shares outstanding. Accordingly, the diluted earnings per share for the three and nine months ended September 30, 2026 and 2025 are the same as the basic earnings per share.

13.    Commitments and contingencies
13.1.    Publishing and license agreements
DoubleU Games
We entered into the DoubleU Games License Agreement on March 7, 2018 with DoubleU Games through DDI-US, pursuant to which DoubleU Games grants us, an exclusive license to develop and distribute certain DoubleU Games social casino game titles and sequels thereto in the social online game field of use. We are obligated to pay a royalty license fee to DoubleU Games in connection with these rights, with certain customary terms and conditions. As of September 30, 2026, we licensed from DUG approximately 86 game titles under the terms of this agreement.
In October 2023, we, through DDI-US, entered into a Game Development Services Agreement with DoubleU Games pursuant to which DDI-US will pay service fees to DoubleU Games for certain game maintenance services and product planning and user analysis services provided by DoubleU Games.
In October 2024, we, through DDI-US, entered into a Game Development Agreement with DoubleU Games, pursuant to which DoubleU Games would develop certain social casino game software and titles for us in exchange for development fees.
We, through SuprPlay Limited, also entered into a new game license agreement with DoubleU Games with effect from August 20, 2024. We are obligated to pay a royalty license fee to DoubleU Games in connection with these rights, with certain customary terms and conditions.
International Gaming Technologies (“IGT”)
In 2017, we entered into a Game Development, Distribution, and Services Agreement with IGT. Under the terms of the agreement, IGT will deliver game assets so that we can port (a process of converting the assets into functioning slot games by platform) the technology for inclusion in our gaming apps. The agreement includes game assets that are used to create new games. Under the agreement, we paid IGT an initial royalty rate of 10% of revenue for their proprietary assets and 15% of revenue for third-party game asset types. Effective January 1, 2019, we amended the agreement to revise the royalty rate for proprietary game asset types to 7.5% of revenue. The initial term of the agreement is ten (10) years with up to two additional five-year periods. Costs incurred in connection with this agreement for the nine months ended September 30, 2026 and 2025 totaled $2.2 million and $2.1 million, respectively, and are recognized as a component of cost of revenue.
13.2.    Legal contingencies
As of the date of this report, in the United States, the Company is a defendant or involved as an interested party in several pending lawsuits and arbitrations alleging that its social casino-themed games constitute illegal gambling under applicable state laws and seeking to recover amounts paid by the residents of the applicable state in connection with such games. The Company denies the allegations, and contends that its games are not gambling under the applicable law and that the cases suffer from various procedural defects. At this time, the Company is unable to reasonably predict the outcome of these legal proceedings and cannot estimate what impact, if any, the litigation may have on the Company’s condensed consolidated interim financial statements.
13.3.    Directors and Officers’ indemnification agreement
The Company’s maximum aggregate liability for all loss and expenses on account of any and all requests for indemnity under the Indemnification Agreement or any similar indemnity agreement with any other indemnitee will be $5,000,000 per every 12-month period.

13.4.    Other matters
IGT Letter
In March 2025, DDI-US received a letter from IGT (“IGT Letter”) purporting to terminate the Company’s licenses to develop and distribute IGT social casino game titles throughout the United States. The IGT Letter cited the January 2025 public memo issued by the Washington State Gambling Commission (“WSGC”), where the WSGC encouraged companies offering virtual casino-style games to Washington residents to review their games and ensure compliance with state gambling regulations. The Company responded to the IGT Letter in April 2025, disputing the termination, and has not received any subsequent response from IGT to date. While the outcome of this matter is currently uncertain, the Company believes that IGT has no basis to terminate the licenses and that the Company’s distribution of the licensed games is not prohibited under Washington State law.
SuprNation Performance Based Compensation
Contemporaneously with entering into the definitive agreement, the Company also adopted an eighteen-month performance-based incentive plan for certain key employees of SuprNation, under which the key employees may earn up to a total of $6.5 million in addition to $5.5 million held in escrow, which vest over the eighteen-month period. The performance-based incentive plan is contingent upon the achievement of certain revenue and other performance targets by the acquired business and the continued employment of such key employees between 2023 and 2025. Such plan became effective at the closing of the transaction. In August 2024, $4.2 million of the incentive plan was modified to be contingent solely upon continued employment. All of the compensation under the plan has been paid as of March 2026.
Unsolicited Non-Binding Expression of Interest from Controlling Shareholder
On April 29, 2026, the Company received a non-binding expression of interest from DoubleU Games, its controlling shareholder, to acquire all of the outstanding common shares (including these represented by ADSs) not currently owned thereby. The Company formed a special committee of independent and disinterested directors to evaluate the proposal and any alternatives and to determine the course of action that would be in the best interests of the Company and its unaffiliated shareholders. As of September 30, 2026, the Special Committee, with the assistance of its independent legal counsel and financial advisors, continued to evaluate the proposal. For more information, see Note 17. Subsequent Events below.
14.    Related party transactions
14.1.    Related party
Our related party transactions comprise of expenses for use of intellectual property, borrowings, and sublease. We may also incur other expenses with related parties in the ordinary course of business, which are included in the condensed consolidated interim financial statements. We have the following related parties during the nine months ended September 30, 2026 and 2025:

Relationship	Company name
Controlling shareholder	DoubleU Games Co., Ltd
14.2.    Transactions with related party
The following is a summary of expenses charged by DoubleU Games (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Royalty expense	$2,025	$346	$4,699	$1,200
Other expense	$1,173	$1,455	$3,867	$4,872

14.3    Account balances with related party
Amounts due to and from DoubleU Games are as follows (in thousands):

	September 30, 2026	December 31, 2025
Accounts payable and accrued expenses	$2,556	$1,571
Other receivables	11	6
14.4.    Borrowing transactions with related party
Details of our borrowing transactions with DoubleU Games are as follows (in thousands):

	September 30, 2026	December 31, 2025
4.6% Senior notes with related party	$36,808	$34,846
Accrued interest on 4.6% Senior Notes with related party	$589	$2,562

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Payments	$—	$—	$3,144	$—
Interest expense	407	419	1,178	1,218

14.5.    Lease transactions with related party
Details of our lease with DoubleU Games are as follows (in thousands):

	September 30, 2026	December 31, 2025
Right-of-use assets	$2,359	$1,682
Lease liabilities	2,544	1,797

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Payments	$321	$177	$937	$520
Interest expenses	26	24	82	74

15.    Segment information
15.1.    Segment reporting
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, our Chief Executive Officer, in making decisions regarding resource allocation and assessing performance. Total assets and liabilities for each segment are not reported to our Chief Executive Officer. We operate in the following business segments: social casino games and iGaming (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Revenue:
Social casino games	$76,835	$79,618	$231,079	$219,237
iGaming	17,436	16,229	51,602	44,915
Total Revenue	$94,271	$95,847	$282,681	$264,152
Advertising expenses:
Social casino games	$8,474	$6,725	$25,972	$19,968
iGaming	3,895	6,594	13,246	17,333
Total advertising expenses	$12,369	$13,319	$39,218	$37,301
Depreciation and amortization (including right-of-use assets):
Social casino games	$1,804	$1,613	$5,468	$2,221
iGaming	903	899	2,698	2,581
Total depreciation and amortization (including right-of-use assets)	$2,707	$2,512	$8,166	$4,802
Interest income:
Social casino games	$4,753	$4,212	$13,419	$12,126
iGaming	—	—	—	—
Total interest income	$4,753	$4,212	$13,419	$12,126
Interest expense:
Social casino games	$485	$508	$1,430	$1,418
iGaming	4	1	4	4
Total interest expense	$489	$509	$1,434	$1,422
Profit before income tax:
Social casino games	$30,109	$43,746	$118,146	$110,305
iGaming	(817)	(2,623)	(2,043)	(5,784)
Total profit before income tax	$29,292	$41,123	$116,103	$104,521
15.2.    Disaggregation of revenue
The Company’s business operations are located in domestic and international regions, including the United States. We believe disaggregation of our revenue based on geographic location from which revenue is generated are appropriate categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The following table presents our revenue disaggregated based on geographic location (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
U.S.	$57,024	$60,996	$172,954	$182,507
Canada	4,714	4,796	13,896	14,043
United Kingdom	17,392	15,929	50,900	42,268
Germany	7,133	7,167	21,061	7,614
International-other	8,008	6,959	23,870	17,720
Total	$94,271	$95,847	$282,681	$264,152
15.3.    Major external customers
No individual external customer accounted for more than 10% of consolidated revenue for each of the nine months ended September 30, 2026 and 2025.

16. Acquisition
Business Combination – WHOW Games
On July 14, 2025, the Company completed its acquisition of WHOW Games GmbH (“WHOW Games”), a German casino game operator, which is now a direct, wholly-owned subsidiary of DDI-US. The results of operations of WHOW Games have been included in the consolidated financial statements from the acquisition date. Accordingly, the acquisition effect should be considered when comparing the Company’s consolidated financial statements as of and for the nine months ended September 30, 2026 and 2025.
In connection with the acquisition, the Company recognized certain goodwill and intangible assets. For further details of the business combination, please refer to Note 30 to the consolidated financial statements as of and for the year ended December 31, 2025 contained in the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2026.

17. Subsequent Events
On November 9, 2026, the Company entered into a Tender Offer and Post-Offer Cooperation Agreement with DoubleU Games, its controlling shareholder (the “Agreement”), pursuant to which DUG has commenced a tender offer to acquire all of the outstanding ADSs of the Company not owned by DUG and its affiliates at a price of US$16.25 per ADS in cash, without interest and less any applicable withholding taxes (the “Offer”). The Company’s Board of Directors, following the recommendation of a special committee of independent and disinterested directors, has unanimously approved the Agreement and the transactions contemplated thereby and determined to recommend that holders of ADSs accept the Offer and tender their ADSs. The Offer is subject to various conditions, including a minimum tender condition and a majority-of-the-minority condition, as described in the Offer documents. If the Offer is completed, DoubleU Games intends to acquire the remaining common shares (including shares represented by ADSs) of the Company through a subsequent transaction under the Korean Commercial Act to make the Company a wholly-owned subsidiary. If the tender conditions are not satisfied, the Offer may be extended or terminated. As of the date on which these financial statements were authorized for issuance, the Offer has commenced and is continuing, and its financial effect, if any, could not be reasonably estimated.